FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [   ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date 10 December 2003	By

	Name: Title:	J Nicholls Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 November - 30 November 2003

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
(03 November 2003)	(20 November 2003)

Announcement	Announcement
Company purchases its own securities	Transfer of Shares by Employee
(04 November 2003)	Benefit Trust Trustee.
(21 November 2003)

Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
(05 November 2003)	(21 November 2003)

Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
(06 November 2003)	(24 November 2003)

Announcement	Announcement
Messrs Walsh and Rose and Lord Blyth	Company purchases its own securities
inform company of their beneficial interests	(25 November 2003)
(10 November 2003)

Announcement	Announcement
Company purchases its own securities	Company files 20F in United States
(11 November 2003)	(26 November 2003)

Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
(13 November 2003)	(27 November 2003)

Announcement
Company purchases its own securities
(14 November 2003)

Announcement
Mr Walsh informs company of his
beneficial interests
(17 November 2003)

Announcement
Company purchases its own securities
(17 November 2003)

Announcement
Company purchases its own securities
(18 November 2003)

Announcement
Company purchases its own securities
(19 November 2003)

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:06 3 Nov 2003 PRNUK-0311

3 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 620,000 ordinary shares at an average of 696.78 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:24 4 Nov 2003 PRNUK-0411

4 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 704.71 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 16:54 5 Nov 2003 PRNUK-0511

5 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 702.47 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Purchase of Own Securities 17:50 6 Nov 2003 PRNUK-0611

6 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 704.59 pence per share.

END

Company TIDM Headline Released Number	Diageo DGE Director Shareholding 15:38 10 Nov 2003 PRNUK-1011

TO: Regulatory Information Service

        PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

        THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 November 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i)  the Trustee purchased 46,519 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 November 2003 at a price of £7.215 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  that the following directors of the Company were allocated Ordinary Shares on 10 November 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	No of Ordinary Shares

N C Rose	26
P S Walsh	26

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.215.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	No of Ordinary Shares

N C Rose	127,017
P S Walsh	591,775*

*(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 November 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,164,420 Ordinary Shares.

2) that it received notification on 10 November 2003 from Lord Blyth that he has purchased 1,033 Ordinary Shares on 10 November 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.215.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 34,958.

10 November 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:54 11 Nov 2003 PRNUK-1111

11 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 710.95 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:22 13 Nov 2003 PRNUK-1311

13 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 727.5 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:11 14 Nov 2003 PRNUK-1411

14 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 725.49 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 13:29 17 Nov 2003 PRNUK-1711

TO: Regulatory Information Service

        PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

        THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr P S Walsh, a director, notified the Company today that:

i) on 14 November 2003 he exercised an option over 5,000 of the Company’s American Depositary Shares (‘ADSs’)*, granted to him on 4 January 1996 under the Company’s US Stock Option Plan at a price of $29.38 per ADS; and

ii) on 17 November 2003, he sold 4,750 ADSs at a price of $49.6 per ADS.

The balance of 250 ADSs was retained by Mr Walsh in his own name, in the form of Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’).

As a result of these transactions, Mr Walsh’s beneficial interest in the Company’s Ordinary shares (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of Diageo Employee Benefit Trust, Grand Metropolitan No. 2 Employee Share Trust, Diageo plc QUEST and Pillsbury 401 (K) Savings Plan) has increased to 592,775 of which 4,932 are held in the form of ADSs.

*     1 ADS is equivalent to 4 Ordinary Shares.

17 November 2003.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:13 17 Nov 2003 PRNUK-1711

17 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 726.86 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 18:10 18 Nov 2003 PRNUK-1811

18 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,600,000 ordinary shares at an average of 723.13 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:31 19 Nov 2003 PRNUK-1911

19 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average of 719.64 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:23 21 Nov 2003 PRNUK-2011

20 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 712.36 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 11:14 21 Nov 2003 PRNUK-2111

TO: Regulatory Information Service

        PR Newswire

RE: CHAPTER 16 PARAGRAPH 13 OF

        THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 21 November 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee transferred on 20 November 2003 705 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) to participants leaving the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,163,715 ordinary shares.

21 November 2003

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:14 21 Nov 2003 PRNUK-2111

21 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 711.61 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:14 24 Nov 2003 PRNUK-2411

24 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 713.21 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:08 25 Nov 2003 PRNUK-2511

25 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 716.91 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Diageo files 20F in US 13:55 26 Nov 2003 5273S

26 November 2003

DIAGEO FILES 20F IN UNITED STATES
Diageo will today, 26 November 2003, submit its 20F for 2003 to the United States’ Securities and Exchange Commission. Since Diageo issued its Annual Report it has been made aware of a purported class action lawsuit filed in Washington, D.C. Superior Court, against a number of beverage alcohol companies including Diageo. The principal allegation is that the defendants have engaged in actively marketing certain of their products directly to underage individuals. Remedies sought under the lawsuit include disgorgement of profits, punitive and treble damages. Diageo is a responsible marketer and directs its advertising and marketing to adults over the legal purchase age. It is proud of its marketing code and its efforts towards discouraging underage drinking and alcohol misuse. Diageo will vigorously defend this case.

-ends-

Investor enquiries Catherine James Tel: +44(0) 20 7927 5272 investor.rel@diageo.com
Media enquiries Gary Galanis Tel: +1(0) 203 3597193 media@diageo.com

Notes to editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:50 27 Nov 2003 PRNUK-2711

27 November 2003

Diageo plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 250,000 ordinary shares at an average of 720.34 pence per share.

END